UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dicerna Pharmaceuticals, Inc.

(Name of Subject Company)

Dicerna Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number of Class of Securities)

Douglas Fambrough III, Ph. D.

President and Chief Executive Officer

75 Hayden Avenue

Lexington, Massachusetts 02421

(617) 621-8097

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Dicerna Pharmaceuticals, Inc. (“Dicerna” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 24, 2021, relating to the tender offer by NNUS New Research, Inc. (“Purchaser”), a Delaware corporation and wholly-owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Dicerna for a purchase price of $38.25 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. Dicerna believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Dicerna wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The supplemental information below also contains updated disclosure regarding the intent of certain of Dicerna’s directors and officers to tender Shares into the Offer since the time of the original filing of this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces the thirty-fourth paragraph in the “Background of the Offer and the Merger” section:

“On November 13, 2021, Mr. Jørgensen called Dr. Fambrough to discuss the progress of the transaction process. Mr. Jørgensen informed Dr. Fambrough that Novo’s due diligence review was almost complete. For the first time¸ the two discussed integration and employee retention following the strategic transaction. The two did not discuss management retention. As instructed by the Dicerna Board, Dr. Fambrough informed Mr. Jørgensen of the importance of the acceleration of all employee equity awards. Finally, Dr. Fambrough reminded Mr. Jørgensen that, prior to obtaining access to due diligence, he indicated Novo could find value greater than $38.00 per Share. Dr. Fambrough suggested that Novo improve its offer price to $40.00 per Share in cash, and Mr. Jørgensen indicated that Novo would respond to this request on November 15.

The following paragraph replaces the thirty sixth paragraph in the “Background of the Offer and the Merger” section:

“On November 16, 2021, Mr. Jørgensen called Dr. Fambrough to discuss Dicerna’s request that Novo increase its offer to greater than $38.00 per Share. Mr. Jørgensen verbally indicated that Novo would increase its offer price to $38.25 per Share but not beyond and would agree to the treatment of equity awards proposed by Dicerna. Mr. Jørgenson did not indicate that the $38.25 per Share offer price reflected the agreed upon treatment of equity awards.”

The following paragraph replaces the paragraph in the “Intent to Tender” section:

To Dicerna’s knowledge, after making reasonable inquiry, each of Dicerna’s executive officers and directors, other than Dr. Fambrough and Marc Kozin (“Mr. Kozin”), currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Although as of the November 24, 2021, Dr. Fambrough and Mr. Kozin intended to tender all of their Shares pursuant to the Offer, these individuals have subsequently determined not to tender any of their Shares due to concerns related to the rules imposing strict liability for short swing profits under Section 16(b) of the Exchange Act. Dr. Fambrough and Mr. Kozin purchased certain Shares in open market transactions on August 10, 2021. The tender of Shares by them to Novo cannot be exempted under the short swing profit rules, and they would be exposed to potential short swing profit liability.

The following paragraph replaces the fifth paragraph in the “Certain Financial Projections—Cautionary Note About Management Projections” section:

“These financial projections were prepared in October 2021 by Dicerna management based on their assumptions about Dicerna’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of Dicerna’s product candidates, including risk and probability adjustments reflecting Dicerna management’s good faith assessment as to the probability of success for Dicerna’s product candidates and pipeline programs and the success of Dicerna’s GalXC and GalXCPlus platforms. With respect to Belcesiran, the projections assume that Dicerna retains 100% U.S. ownership with royalties paid by Dicerna to Alnylam and assume an exercise of Alnylam’s ex-U.S. opt in rights for Belcesiran with royalties paid by Alnylam to Dicerna. With respect to DCR-AUD, the projections assume that Dicerna retains 100% U.S. ownership and assume an ex-U.S. partnership for DCR-AUD. The projections assume an out-license for rights to Nedosiran. With respect to Dicerna’s partnered programs, the projections assume that these programs are performed in accordance with the economic terms of the respective agreements and that Roche exercises its opt in rights under Dicerna’s agreement with Roche. The projections also assume that Dicerna does not raise additional equity capital to fund research and development and sales and marketing costs associated with launching the GalXC and GalXCPlus platforms, retaining rights to select future programs and assuming out-licenses for rights to other future programs. These financial projections include assumptions regarding Dicerna’s existing and potential future collaborations with third parties, including Novo, and royalties and milestone payments received in connection with the collaborations. The projections were based on certain internal assumptions about the probability of success associated with technical and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Dicerna’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections.”

The following paragraph replaces the second paragraph in the “Opinions of Dicerna’s Financial Advisors—Centerview—Opinion of Centerview—Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” section:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2021 using discount rates ranging from 10.0% to 12.0% (reflecting Centerview’s analysis of Dicerna’s weighted average cost of capital), determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its experience and professional judgment, taking into account certain metrics, including levered and unlevered betas for a comparable group of companies, yield for U.S. treasury notes, market risk and size premia, and using a mid year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flow of Dicerna over the period beginning on January 1, 2022 and ending on

December 31, 2045, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of Dicerna, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 35% year over year (with the exception of cash flows associated with the GalXC/GalXCPlus platform and overhead R&D/SG&A expenses, for which a 4% perpetuity growth rate and a 1% perpetuity growth rate, respectively, was assumed) (which perpetuity decline and growth rates were based on considerations that Centerview deemed relevant in its professional judgment and experience), as directed by Dicerna’s management, (iii) tax savings from usage of Dicerna’s estimated federal net operating losses of $50 million as of December 31, 2021 and future losses and (b) adding to the foregoing results Dicerna’s estimated net cash of $591 million as of December 31, 2021. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (calculated based on approximately 77.9 million Shares outstanding and, using the treasury stock method and taking into account the dilutive impact of approximately 13.6 million Shares subject to issuance pursuant to outstanding in-the-money options with a weighted average exercise price of $16.66 and approximately 1.1 million restricted stock units) as of November 12, 2021, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $27.75 to $36.70, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $38.25 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

The following disclosure replaces the second bullet in the “Opinions of Dicerna’s Financial Advisors—Centerview—Opinion of Centerview— Other Factors” section:

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of November 17, 2021, which indicated low and high stock price targets for Dicerna ranging from $23.00 to $35.00 per Share, with the median of such price targets being $31.00 per share.

The reviewed stock price targets for the Shares are summarized below:

Analyst	Price Target ($)
Analyst A	35.00
Analyst B	35.00
Analyst C	32.00
Analyst D	32.00
Analyst E	30.00
Analyst F	30.00
Analyst G	28.00
Analyst H	23.00
Analyst I	N/A
Median	31.00

”

The following paragraph replaces the sixth paragraph in the “Opinions of Dicerna’s Financial Advisors—SVB Leerink—Opinion of SVB Leerink—Summary of Financial Analyses by SVB Leerink LLC” section:

“Discounted Cash Flow Analysis of SVB Leerink. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Leerink performed a discounted cash flow analysis of Dicerna based on estimates of risk-adjusted, after tax unlevered free cash flows expected to be generated by Dicerna over the period beginning on January 1, 2022 and ending on December 31, 2045, which were provided by Dicerna as described in the section entitled “— Certain Financial Projections.” SVB Leerink calculated terminal values for Dicerna using a perpetuity growth rate of negative 35%, with the exception of platform and overhead research and development and general and administrative cash flows, for which SVB Leerink assumed perpetuity growth rates of 4% and 1%, respectively. The perpetuity growth rates were estimated in consultation with Dicerna’s management based upon SVB Leerink’s experience and professional judgment. SVB Leerink adjusted for tax savings from usage of Dicerna’s estimated federal net operating losses of $50M as of December 31, 2021 and future losses, as directed by Dicerna management. These amounts were then discounted to present value as of December 31, 2021 using discount rates of 9.0% to 11.0% derived from a weighted average cost of capital calculation for Dicerna, which SVB Leerink performed utilizing the capital asset pricing model with inputs that SVB Leerink determined were relevant based on publicly available data and SVB Leerink’s professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by SVB Leerink to be comparable to Dicerna, and the equity market risk premium and yields for U.S.”

The following disclosure replaces the third bullet in the “Opinions of Dicerna’s Financial Advisors—SVB Leerink—Opinion of SVB Leerink—Summary of Additional Factors Observed by SVB Leerink” section:

“one year forward stock price targets for the Shares as reflected in eight publicly available Wall Street research analysts’ reports published within the 120 days prior to November 17, 2021, which indicated a target stock price range of approximately $23.00 to $35.00 per Share rounded to the nearest $0.25, as summarized in the following table:

Analyst	Price Target ($)
Analyst 1	35.00
Analyst 2	35.00
Analyst 3	32.00
Analyst 4	32.00
Analyst 5	30.00
Analyst 6	30.00
Analyst 7	28.00
Analyst 8	23.00

”

The following paragraph replaces the first paragraph in the “Opinions of Dicerna’s Financial Advisors—SVB Leerink—Opinion of SVB Leerink—Miscellaneous—SVB Leerink” section:

“SVB Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, SVB Leerink and its affiliates have provided certain commercial and investment banking services to Dicerna. During this period, SVB Leerink’s affiliates have provided commercial banking services to Dicerna, which services consisted of holding deposits and investments and providing lines of credit, and for which SVB Leerink’s affiliates received de minimis compensation. During this period, SVB Leerink has not received compensation from Dicerna for investment banking services, other than in connection with the Transactions as described below. In the past two years, SVB Leerink and its affiliates have not provided commercial or investment banking services to Novo or received compensation for the rendering of such services. In the ordinary course of business, SVB Leerink and its affiliates may, in the future, provide commercial and investment banking services to Dicerna, Novo or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of SVB Leerink’s trading and brokerage activities, SVB Leerink or its affiliates have in the past and may in the future hold positions, for SVB Leerink’s own account or the accounts of SVB Leerink’s customers, in equity, debt or other securities of Dicerna, Novo or their respective affiliates. Consistent with applicable legal and regulatory requirements, SVB Leerink has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Dicerna, Novo and the Transactions and other participants in the Transactions that differ from the views of SVB Leerink’s investment banking personnel.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2021

Dicerna Pharmaceuticals, Inc.

By:	/s/ Douglas M. Fambrough, III, Ph. D.
Name: Douglas M. Fambrough III, Ph. D.
Title: President and Chief Executive Officer